FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1 to the report on Form 6-K for the month February, 2009, which was filed on February 19, 2009

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Explanatory Note

This amendment on Form 6-K/A is being filed to amend a typographical error by replacing “open” with “off market” in the exhibit to the Form 6-K of Tata Communications Limited filed on February 19, 2009, and amends and restates that exhibit.

Registrant hereby incorporates in the report on Form 6-K/A the following Exhibit:

Exhibit Number	Description of Exhibit
1.	Press release dated February 21, 2009, captioned “Intimation pursuant to Regulation 13(6) of the SEBI (Prohibition Of Insider Trading) Regulations, 1992 and pursuant to Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. – RECTIFICATION”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K/A (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K/A. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
February 20, 2009	Title:	Chief Financial Officer

Exhibit-1

HQ/CS/CL.24B/13380a

21 February 2009

Sir,

Sub: Intimation pursuant to Regulation 13(6) of the SEBI (Prohibition Of Insider Trading) Regulations, 1992 and pursuant to Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. - RECTIFICATION

This has reference to our earlier letter No.HQ/CS/CL.24B/13380 dated 19 February 2009 on the captioned subject. Due to a small typographical error, the words “open” were typed in place of “off market” in Attachment 1 (format for disclosure) to the said letter. The revised form with the correct detail is sent herewith.

Thanking you,

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 / 72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

TATA COMMUNICATIONS

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765    Fax 91 22 6639 5162    website www.tatacommunications.com

Attachment 1

Format for informing details of acquisition to Stock Exchanges by target-company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Date of reporting	17 February 2009

Name of Stock exchanges where shares of reporting company are listed.	The Bombay Stock Exchange Limited and National Stock Exchange of India Limited in India. Companies ADRs are listed on the New York Stock Exchange.

Details of acquisition as informed u/r 7(1)
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/ interse transfer/public/ rights/preferential offer etc.)	No & % of shares/ voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/VRs)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/VRs)
(A)	(B)	(C)	(D)	(E)	(F)
The Tata Power Company Limited	Date of Acquisition: 16 Feb 2009	Off Market	45,00,000 (1.58%)	25,75,837 (0.90%)	70,75,837 (2.48%)
Date of Receipt of Intimation: 16 Feb 2009